UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Babylon Holdings Limited
(Name of Issuer)
Class A ordinary shares, par value $0.0000422573245084686
(Title of Class of Securities)
G07031100
(CUSIP Number)
Alex Verzariu
c/o Kinnevik AB (publ)
Skeppsbron 18, SE-103 13 Stockholm, Sweden
+46 (0)8 562 000 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑l(e), 240.13d‑l(f) or 240.13d‑1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07031100

1	NAMES OF REPORTING PERSONS Kinnevik AB (publ)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 115,433,522(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 115,433,522(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,433,522(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)
Reflects 115,433,522 Class A ordinary shares par value $0.0000422573245084686 (the “Class A Shares”) of the Issuer held by Invik S.A., a wholly-owned subsidiary of Kinnevik AB (publ) (“Kinnevik AB”), a Swedish publicly traded company.

(2)
The percentage calculated is based on 619,979,342 Class A Shares outstanding as of November 3, 2022 as reported in the Form 6-K filed by the Issuer on November 4, 2022, which includes (i) 189,924,499 Class A Shares issued in a private placement pursuant to the 2022 PIPE Subscription Agreements (defined below) reported in the Form 6-K filed by the Issuer on November 4, 2022 and (ii) 79,637,576 Class A Shares that were converted into Class A Shares from the total outstanding Class B ordinary shares in accordance with Article 8(a) of the Issuer’s Amended and Restated Memorandum and Articles of Association dated October 21, 2021 (the “Articles”) reported in the Form 6-K filed by the Issuer on November 4, 2022.

 CUSIP No. G07031100

1	NAMES OF REPORTING PERSONS Invik S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 115,433,522
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 115,433,522
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,433,522
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%(3)
14	TYPE OF REPORTING PERSON CO

(3)
The percentage calculated is based on 619,979,342 Class A Shares outstanding as of November 3, 2022 as reported in the Form 6-K filed by the Issuer on November 4, 2022, which includes (i) 189,924,499 Class A Shares issued in a private placement pursuant to the 2022 PIPE Subscription Agreements (defined below) reported in the Form 6-K filed by the Issuer on November 4, 2022 and (ii) 79,637,576 Class A Shares that were converted into Class A Shares from the total outstanding Class B ordinary shares in accordance with Article 8(a) of the Issuer’s Articles reported in the Form 6-K filed by the Issuer on November 4, 2022.

SCHEDULE 13D
Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Shares of Babylon Holdings Ltd. (the “Issuer”), whose principal executive offices are located at 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):
i. Kinnevik AB
ii. Invik S.A.
(b) The principal business address of the Reporting Persons is as follows:
i. Kinnevik AB: Skeppsbron 18, SE-103 13 Stockholm, Sweden
ii. Invik S.A.: 51, Boulevard Grand-Duchess Charlotte, L-1331 Luxembourg
(c) Kinnevik AB is an investment company, the shares of which are listed on Nasdaq Stockholm with the ticker KINV A and KINV B. It is principally engaged in the business of building digital businesses by working in partnership with talented founders and management teams to create, develop and invest in fast-growing consumer-facing businesses. Invik S.A. is a Société Anonyme incorporated under the laws of Luxembourg and is a wholly-owned investment vehicle of Kinnevik.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule I hereto and incorporated herein by reference.
(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f) Kinnevik AB is organized under the laws of Sweden and Invik S.A. is organized under the laws of Luxembourg.

Item 3. Source and Amount of Funds or Other Consideration
The information in Item 4 below is incorporated by reference in this Item 3. As described in Item 4, the securities reported on this Schedule 13D reflect the issuance of the 2022 PIPE Shares (as defined below).
Item 4. Purpose of the Transaction
2022 PIPE Subscription Agreements
On or about October 16, 2022, the Issuer entered into subscription agreements (the “2022 PIPE Subscription Agreements”), pursuant to which the Issuer agreed to issue and sell to certain subscribers (the “Subscribers”) in a private placement an aggregate of 189,924,499 Class A Shares (the “2022 PIPE Shares”), at a price of $0.42122 per share (the “2022 Private Placement”). Invik S.A. agreed to purchase 60,409,954 Class A Shares in the 2022 Private Placement, for total consideration of $25,480,000.00. The 2022 Private Placement closed on November 3, 2022 (the “Closing Date”). Invik S.A. used general funds available to Invik S.A., including capital contributions from the parent entity of Invik S.A., Kinnevik AB, to fund its investment in the 2022 Private Placement.
As a condition to closing the 2022 Private Placement, ALP Partners Limited (“ALP Partners”), furnished an undertaking, referred to as the “Approval of Conversion” to deliver to the Issuer and the Issuer’s transfer agent a letter instructing the total outstanding Class B ordinary shares be converted into 79,637,576 Class A Shares in accordance with Article 8(a) of the Issuer’s Articles, and in connection therewith, that the transfer agent re-designate such Class B ordinary shares, and in exchange, issue to ALP Partners, from the Issuer’s established conversion reserve account, the 79,637,576 Class A Shares, in book-entry form.
According to the press release included as Exhibit 99.1 to the Form 6-K filed on October 18, 2022 by the Issuer, the Issuer expects to use the proceeds from the 2022 Private Placement to fund the ongoing development of its digital-first platform and services for managing population health, working capital and other general corporate purposes.
The foregoing description of the 2022 PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the 2022 PIPE Subscription Agreements, a copy which is attached as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.
Registration Rights
On October 21, 2021, the Issuer became a public reporting company following the consummation of the transactions contemplated by that certain Merger Agreement, dated June 3, 2021, with Alkuri Global Acquisition Corp., a publicly traded special purpose acquisition company (the “SPAC”), whereby the Issuer’s shareholders’ shares were exchanged for shares in the SPAC and the shares of the Issuer began trading on the New York Stock Exchange (the “De-SPAC Transaction”).  In connection with the De-SPAC Transaction, the Issuer, Invik S.A. and certain other investors entered into a registration rights agreement dated as of June 3, 2021 (the “Registration Rights Agreement”), with respect to certain shares held by the investors, including Class A Shares (the “2021 PIPE Shares”) acquired pursuant to the subscription agreements, dated as of June 3, 2021, entered into, by and among the Issuer, the SPAC and certain subscribers, whereby Invik S.A. acquired 500,000 2021 PIPE Shares at a price of $10.00 per share. The registration rights pursuant to the Registration Rights Agreement, include certain piggyback registration rights and customary demand registration rights.

Pursuant to the 2022 PIPE Subscription Agreements, the Subscribers are entitled to registration rights for their 2022 PIPE Shares under the Registration Rights Agreement and the Issuer agreed to file a registration statement for a shelf registration covering the 2022 PIPE Shares within 20 days of the Closing Date, to use commercially reasonable efforts to have the registration statement be declared effective as soon as practicable thereafter and to file amendments as necessary.
The foregoing description of the Registration Rights Agreement and any other registration rights under the 2022 PIPE Subscription Agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement and the 2022 PIPE Subscription Agreements, copies of which are attached as Exhibits 99.2 and 99.3 to this Schedule 13D and are incorporated herein by reference.
General
The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or board of directors (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, personnel, performance, financial matters, capital structure, corporate expenses, status of projects, hedging, environmental, health and safety matters and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of Class A Shares and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Class A Shares or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners of the Issuer, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions have encompassed, and/or the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries, and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, the available capital of the Reporting Persons, the respective portfolio management considerations (including investment horizons) of the Reporting Persons, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Persons expect that they will seek to dispose, or cause to be disposed (including, without limitation, distributing some or all of the shares of Class A Shares to certain of the Reporting Persons’ respective members, partners, stockholders and/or beneficiaries, as applicable), some or all of the shares of Class A Shares beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, pledging their interest in their shares of Class A Shares as a means of obtaining liquidity or as credit support for loans or other extensions of credit, or entering into derivatives transactions and other agreements or instruments that decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer.
Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, including Georgi Ganev, who is both a member of the board of directors of the Issuer and the Chief Executive Officer of Kinnevik AB.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The information set forth or incorporated by reference in Items 2 and 4 of this Schedule 13D is incorporated by reference in this Item 5.

(a)—(b) Based on 619,979,342 Class A Shares outstanding as of November 3, 2022 as reported in the Form 6-K filed by the Issuer on November 4, 2022, which includes (i) 189,924,499 Class A Shares issued in a private placement pursuant to the 2022 PIPE Subscription Agreements (defined below) reported in the Form 6-K filed by the Issuer on November 4, 2022 and (ii) 79,637,576 Class A Shares that were converted into Class A Shares from the total outstanding Class B ordinary shares in accordance with Article 8(a) of the Issuer’s Articles reported in the Form 6-K filed by the Issuer on November 4, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Kinnevik AB	115,433,522	18.6%	115,433,522	0	115,433,522	0
Invik S.A.	115,433,522	18.6%	115,433,522	0	115,433,522	0

Except as set forth above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule I hereto, beneficially own any Class A Shares.

(c) Except as described in this Schedule 13D, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I hereto, have effected any transactions in the Class A Shares in the past 60 days.

(d)—(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Name

99.1
Merger Agreement, dated as of June 3, 2021, by and among Alkuri Global Acquisition Corp., Babylon Holdings Limited, Liberty USA Merger Sub, Inc., Alkuri Sponsors LLC, and Dr. Ali Parsadoust (incorporated by reference to Exhibit 2.1 of Alkuri Global Acquisition Corp.’s Form F-4, filed with the SEC on July 2, 2022)

99.2
Registration Rights Agreement dated as of June 3, 2021, by and among Alkuri Sponsors LLC, Babylon Holdings Limited and certain shareholders of Babylon Holdings Limited (incorporated by reference to Exhibit 10.6 of Alkuri Global Acquisition Corp.’s Form 8-K, filed with the SEC on June 4, 2021)

99.3	Form of Initial Subscription Agreement, dated on or about October 16, 2022 (incorporated by reference to Exhibit 10.1 of Babylon Holdings Limited’s Form 6-K, filed with the SEC on October 18, 2022)

99.4	Joint Filing Agreement, dated as of November 14, 2022, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Date: November 14, 2022
KINNEVIK AB

By:         /s/ Mattias Andersson
Name:   Mattias Andersson
Title:     General Counsel

By: /s/ Samuel Sjöström
Name:   Samuel Sjöström
Title:     Chief Financial Officer

INVIK S.A.

By: /s/ Réjane Koczorowski
Name:   Réjane Koczorowski
Title:      Director

By: /s/ Mikael Holmberg
Name:   Mikael Holmberg
Title:      Director

SCHEDULE I
Directors and Executive Officers of the Reporting Persons

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Persons. The business address of each director and executive officer of Kinnevik AB is c/o 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom. The business address of each director of Invik S.A. is 51, Boulevard Grand-Duchess Charlotte, L-1331 Luxembourg.

KINNEVIK AB (PUBL)

Directors

Name (Citizenship)	Present Principal Occupation or Employment
James Anderson (U.K. Citizen)	Trustee, advisor and director of various boards and organizations.
Susanna Campbell (Swedish Citizen)	Chairman and director of various boards.
Harald Mix (Swedish Citizen)	Chief Executive Officer of Altor Equity Partners and director of various boards.
Charlotte Strömberg (Swedish Citizen)	Director of various boards.
Cecilia Qvist (Swedish Citizen)	President and CEO of LEIA INC and director of various boards.

Executive Officers

Name (Citizenship)	Present Principal Occupation or Employment
Georgi Ganev (Swedish Citizen)	Chief Executive Officer of Kinnevik AB.
Samuel Sjöström (Swedish Citizen)	Chief Financial Officer of Kinnevik AB.
Mattias Andersson (Swedish Citizen)	General Counsel of Kinnevik AB.

INVIK S.A.

Directors

Name (Citizenship)	Present Principal Occupation or Employment
Mikael Holmberg (Swedish Citizen)	Director of Invik S.A.
Réjane Koczorowski (French Citizen)	Director of Invik S.A.
Samuel Sjöström (Swedish Citizen)	Chief Financial Officer of Kinnevik AB.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the Class A Shares of Babylon Holdings Limited.  The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

KINNEVIK AB

By:       /s/ Mattias Andersson
Name:   Mattias Andersson
Title:      General Counsel

By: /s/ Samuel Sjöström
Name:   Samuel Sjöström
Title:      Chief Financial Officer

INVIK S.A.

By: /s/ Réjane Koczorowski
Name:   Réjane Koczorowski
Title:      Director

By: /s/ Mikael Holmberg
Name:   Mikael Holmberg
Title:      Director